CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of operations and total comprehensive (loss) income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tahoe Resources Inc. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
March 9, 2016
Vancouver, Canada

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Tahoe Resources Inc. (“the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the Chief Executive Officer and Executive Chair and the Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
II.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

III.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with National Instrument 52-109, the design of internal control over financial reporting excludes the controls, policies and procedures of Rio Alto Mining Limited (“Rio Alto”) on the basis that Rio Alto was acquired on April 1, 2015 and therefore not more than 365 days before the end of the relevant year ended December 31, 2015. Rio Alto’s financial statements constitute $729.1 million and $1,031.7 million of net and total assets, respectively, and $195.8 million of total revenue and $144.7 million of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

Other than the exclusion of Rio Alto described above, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

There were no changes in the Company’s ICFR during the year ended December 31, 2015 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the years ended December 31, 2015 and 2014, as stated in their report which appears on the following page.

/s/Kevin McArthur	/s/Mark Sadler

Kevin McArthur	Mark Sadler

Chief Executive Officer and Executive Chair	Vice President and Chief Financial Officer

Reno, Nevada
March 9, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tahoe Resources Inc.

We have audited the internal control over financial reporting of Tahoe Resources Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in the Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Rio Alto Mining Limited (“Rio Alto”), which was acquired in April 2015, and whose financial statements constitute $729.1 million and $1,031.7 million of net and total assets, respectively, and $195.8 million of total revenue and $144.7 million of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting of Rio Alto.

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 9, 2016 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants
March 9, 2016
Vancouver, Canada

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of United States Dollars)

		December 31,	December 31,
	Notes	2015	2014
ASSETS
Current
Cash and cash equivalents	7	$108,667	$80,356
Trade and other receivables	8	43,234	7,707
Inventories	9	70,080	40,570
Other		6,220	5,951
		228,201	134,584
Non-current
Mineral interests and plant and equipment	10	1,674,512	828,742
VAT and other receivables		37,404	10,258
Restricted cash		2,500	-
Deferred tax asset	19b	2,376	2,044
Goodwill	6	57,468	-
		1,774,260	841,044
Total Assets		$2,002,461	$975,628
LIABILITIES
Current
Accounts payable and accrued liabilities	11	$99,748	$40,246
Debt	12	35,000	49,804
Lease obligations	13	6,151	-
Income tax payable		9,981	1,825
		150,880	91,875
Non-current
Lease obligations	13	7,711	-
Reclamation provision	14	39,524	3,529
Deferred tax liability	19b	134,641	-
Other		5,674	2,164
Total Liabilities		338,430	97,568
SHAREHOLDERS’ EQUITY
Share capital	18e	1,914,676	1,014,656
Share-based payment reserve	18	19,372	11,793
Deficit		(270,017)	(148,389)
Total Shareholders’ Equity		1,664,031	878,060
Total Liabilities and Shareholders’ Equity		$2,002,461	$975,628

Commitments, Contingencies and Events after the reporting period (notes 24b, 27 and 28)

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
INDEPENDENT LEAD DIRECTOR	CEO and EXECUTIVE CHAIR

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements	1

CONSOLIDATED STATEMENTS OF OPERATIONS
AND TOTAL COMPREHENSIVE (LOSS) INCOME
(Expressed in Thousands of United States Dollars, Except Per Share and Share Information)

		Years Ended
		December 31,
	Notes	2015	2014
Revenues	15, 22	$519,721	$350,265
Operating costs
Production costs	16	241,661	127,323
Royalties		13,240	20,830
Depreciation and depletion	22	78,649	43,313
Total operating costs		333,550	191,466
Mine operating earnings		186,171	158,799

Other operating expenses
Impairment	10b	220,000	-
Exploration		6,472	3,574
General and administrative	17	39,251	31,953
Total other operating expenses		265,723	35,527
(Loss) earnings from operations		(79,552)	123,272

Other expense
Interest expense		1,686	5,640
Foreign exchange loss		4,530	906
Other expense		2,464	1,036
Total other expense		8,680	7,582

(Loss) earnings before income taxes		(88,232)	115,690
Current income tax expense	19	47,486	24,900
Deferred income tax benefit	19	(63,807)	-
(Loss) earnings and total comprehensive income		$(71,911)	$90,790

(Loss) earnings per share
Basic	20	$(0.35)	$0.62
Diluted	20	$(0.35)	$0.61

Weighted average shares outstanding
Basic	20	207,810,941	147,405,379
Diluted	20	207,810,941	147,992,271

See accompanying notes to the consolidated financial statements.

2	Tahoe Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars)

		Years Ended
		December 31,
	Notes	2015	2014
OPERATING ACTIVITIES
Net (loss) earnings for the year		$(71,911)	$90,790
Adjustments for:
Interest expense		4,119	6,251
Income tax expense	19	(16,321)	24,900
Items not involving cash:
Depreciation and depletion		81,908	44,113
(Gain) loss on disposition of plant and equipment		(1)	397
Loss on currency swap		1,210	-
Share-based payments	18	6,017	5,912
Unrealized foreign exchange loss		308	690
Impairment	10b	220,000
Accretion		1,003	177
Cash provided by operating activities before changes in working capital		226,332	173,230
Changes in working capital	21	(12,301)	(28,270)
Cash provided by operating activities		214,031	144,960
Income taxes paid		(47,287)	(25,638)
Net cash provided by operating activities		166,744	119,322

INVESTING ACTIVITIES
Mineral interests additions	10	(121,953)	(48,799)
Cash acquired through acquisition	6	61,713	-
Net cash used in investing activities		(60,240)	(48,799)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options and warrants		27,662	10,673
Repayments of credit facility	12	(50,000)
Dividends paid to shareholders	20	(49,717)	(2,953)
Loan origination fees		(756)	(1,499)
Interest paid		(4,197)	(4,436)
Payments on finance leases		(4,823)	(100)
Net cash (used in) provided by financing activities		(81,831)	1,685

Effect of exchange rates on cash and cash equivalents		3,638	(690)
Increase in cash and cash equivalents		28,311	71,518
Cash and cash equivalents, beginning of year		80,356	8,838
Cash and cash equivalents, end of year	7	$108,667	$80,356

Supplemental cash flow information (note 21)

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of United States Dollars, Except Share Information)

				Share-
				Based
		Number of	Share	Payment
	Notes	Shares	Capital	Reserve	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Net loss and total comprehensive loss		-	-	-	(71,911)	(71,911)
Shares issued under the Share Plan	18	193,167	3,666	(2,938)	-	728
Shares and options issued on acquisition of Rio Alto	6	75,991,381	856,198	11,536	-	867,734
Shares issued on exercise of stock options	18	1,561,218	17,466	(6,385)	-	11,081
Shares issued on exercise of warrants	6a	2,011,244	22,690	-	-	22,690
Share-based payments	18	-	-	5,366	-	5,366
Dividends paid to shareholders	20	-	-	-	(49,717)	(49,717)
At December 31, 2015		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031

				Share-
				Based
		Number of	Share	Payment
	Notes	Shares	Capital	Reserve	Deficit	Total
At January 1, 2014		146,094,407	$996,076	$14,304	$(236,226)	$774,154
Net earnings and total comprehensive income		-			90,790	90,790
Shares issued under the Share Plan	18	143,667	2,960	(2,186)	-	774
Shares issued on exercise of stock options	18	1,406,597	15,620	(4,947)	-	10,673
Share-based payments	18	-	-	4,622	-	4,622
Dividends paid to shareholders	20	-	-	-	(2,953)	(2,953)
At December 31, 2014		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060

See accompanying notes to the consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
Years Ended December 31, 2015 and 2014

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These audited annual consolidated financial statements (“consolidated financial statements”) include the accounts of Tahoe and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Company’s Board of Directors authorized issuance of these consolidated financial statements on March 9, 2016.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2015. IFRS includes IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

The consolidated financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are measured at fair value through profit or loss (“FVTPL”), as explained in the accounting policies set out below. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

b)	Currency of presentation

The consolidated financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Consolidated Financial Statements	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at December 31, 2015 are as follows:

			Mining Properties
Direct parent company		Ownership	and development
(operating segment)	Location	Percentage	projects owned
Minera San Rafael, S.A. (Silver segment)	Guatemala	100%	El Escobal mine
La Arena S.A. (Gold segment)	Peru	100%	La Arena mine
Shahuindo S.A.C. (Gold segment)	Peru	100%	Shahuindo project

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

d)	Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in foreign currencies are not re-translated. Total foreign exchange gains and losses are recognized in earnings. The unrealized portion of foreign exchange gains and losses are disclosed separately in the consolidated statements of cash flows.

e)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

6	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

Goodwill

Goodwill typically arises on the Company’s acquisitions due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site, which is the cash-generating unit, to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

Upon disposal or abandonment of a mine site to which goodwill has been attributed, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

f)	Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less. Restricted cash comprises cash balances which are restricted from being immediately exchanged or used to settle a transaction and can be classified as either a current or non-current asset depending on the terms of the restriction(s).

Consolidated Financial Statements	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

g)	Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine may be stockpiled and subsequently processed into finished goods (gold and by-products in doré or silver and by-products in concentrate form). The costs of finished goods represent the costs of work-in process inventories incurred prior to the sale of doré or concentrate. Costs are included in inventory based on current costs incurred to produce doré and concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per ounce of doré produced (gold) or cost per tonne of concentrate produced (silver and by- products).

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the La Arena mine. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the estimated grade of ore placed on the leach pads, and an estimated recovery percentage.

Supplies are measured at average cost. In the event that the net realizable value of the finished product is lower than the expected cost of the finished product, the supplies used in the finished product are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

h)	Mineral interests, plant and equipment

Mineral interests, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

On initial acquisition, mineral interests, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Land is stated at cost less any impairment in value and is not depreciated, and is included in non-depletable mineral interests. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral interests, plant and equipment and depreciated accordingly.

In subsequent periods, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

8	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economic viability of the mineral interests benefitting from its use, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed on a periodic basis. Changes in estimates are accounted for prospectively.

Borrowing costs directly relating to the financing of a qualifying project are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mineral interests, is when commercial production is achieved.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Operational mineral interests and mine development

When it has been determined that a mineral interest can be economically developed, the costs incurred to develop such interest are capitalized.

Major development expenditures on producing mineral interests incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing mineral interests are charged against earnings as incurred.

Costs associated with commissioning activities are capitalized until the date the Company is ready to commence commercial production.

A mine is ready to commence commercial production when it is capable of operating at levels intended by management. The main criteria management uses to assess operating levels are:

•	Operational commissioning of major mine and plant components is complete;

•	Operating results are being achieved consistently for a period of time;

•	Indicators that these operating results will continue; and

•	Other factors include one or more of the following:

o	Significant milestones for the development of the mineral interests have been achieved;

o	A significant portion of plant/mill/pad capacity has been achieved;

o	A significant portion of available funding is directed towards operating activities rather than capital projects; or

o	A pre-determined, reasonable period of time has passed.

Consolidated Financial Statements	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Management may use additional criteria to determine mine-specific operating levels for commercial production.

Any revenues earned during this period are recorded as a reduction in commissioning costs. These costs are amortized using the units-of-production method (“UOP”) over the life of the mine, commencing on the date of commercial production.

Costs related to the acquisition of land and mineral rights are capitalized as incurred.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use it is transferred to mineral interests, plant and equipment and depreciation commences.

Deferred Stripping

In open pit mining operations, it is necessary to remove mine waste materials or overburden to gain access to mineral ore deposits. Stripping costs incurred during the development phase of the mine (prior to commercial production) are capitalized and deferred as part of the cost of building, developing and constructing the mine (included in mineral interests) if the costs relate to anticipated future benefits and meet the definition of an asset. Once commercial production begins, the capitalized stripping costs are amortized using the units of production (“UOP”) method over the estimated life of the component to which they pertain.

During the production phase, to the extent the benefit from the stripping activity is realized in the form of inventory produced, the stripping costs are considered variable production costs and are included in the costs of the inventory during the period in which they are incurred. If the benefit from the stripping activity during the production phase provides access to deeper levels of material that will be mined in future periods, the stripping costs, including directly attributable overhead costs, are capitalized as part of mineral interests and amortized using the UOP method over the estimated life of the component to which they pertain. Stripping costs during the production phase are recognized as an asset if all the following criteria are met:

•	It is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the entity;
•	The Company can identify the component of the ore body for which access has been improved; and
•	The stripping activity costs associated with the component can be measured reliably.

Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne. If the stripping costs cannot be attributed to a separately identifiable component, they are allocated to inventory and mineral interests based on the actual waste-to-ore ratio (“strip ratio”) of material extracted compared to the estimated strip ratio.

10	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

As at December 31, 2015 and December 31, 2014, the Company has no capitalized stripping costs relating to production phase stripping.

Depreciation of mineral interests, plant and equipment

The carrying amounts of mineral interests, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, if shorter. Estimates of residual values and useful lives are reviewed on a periodic basis and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each reporting period. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis (“UOP”)

For mineral interests and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on life-of-mine reserves.

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the UOP method over the estimated life of mine based on proven and probable reserves. Estimation of proven and probable reserves is updated when relative information is available. Changes to these estimates will be prospectively applied to calculate depletion amounts for future periods. For operations that reach commercial production prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources until such time that proven and probable reserves are established.

Straight line basis

For all other assets depreciation is recognized in earnings or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 20 years.

Depreciated Items	Useful Life
Computer equipment & software	2 - 5 years
Vehicles	3 - 5 years
Mining equipment	2 - 14 years
Ancillary facilities(1)	20 Years
Mineral interests and plant	UOP

(1)	The lessor of 20 years or life of mine (“LOM”).

Impairment and Disposal

At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the earnings or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs.

Consolidated Financial Statements	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in earnings or loss.

Where an item of mineral interests, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the consolidated statements of operations and total comprehensive income (loss). Any items of mineral interests, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

i)	Exploration and evaluation assets

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalization of evaluation expenditures commences when the technical feasibility and commercial viability of a project has been reached and hence it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation costs are classified as mineral interests within mineral interests, plant and equipment.

Corporate general and administrative costs related to exploration and evaluation assets are expensed as incurred.

j)	Leases

In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the lease asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within lease obligations and accretion expense is recognized over the term of the lease.

12	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company engages in sale and leaseback transactions as part of the Company’s financing strategy. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market prices, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Operating leases are not capitalized and payments are included in the consolidated statements of operations and total comprehensive income (loss) on a straight-line basis over the term of the lease.

k)	Provision for site reclamation and closure costs

The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred for disturbance to date, if a reasonable estimate of costs can be made. The Company records the net present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the estimated net present value of reclamation and closure cost obligations is assessed to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates.

l)	Financial instruments

The Company initially recognizes cash and cash equivalents, restricted cash and trade and other receivables on the date that they originated. Subsequent to initial recognition, trade and other receivables which are subject to provisional pricing adjustments, are measured at FVTPL.

The Company ceases to recognize financial assets when the contractual rights to the cash flows from the assets expire, or it transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset.

The Company has financial liabilities comprising accounts payable and accrued liabilities, debt and currency swap. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, current debt is measured at amortized cost using the effective interest method and the currency swap are measured at FVTPL.

Consolidated Financial Statements	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

m)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

n)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues and trade receivables are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues and trade receivables monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Trade receivables are therefore measured at FVTPL and changes in value are recorded in revenues. Treatment and refining charges are netted against revenues from metal concentrate sales.

Until a mine is operating at the level intended by management revenues will be offset against mineral interests, plant and equipment costs.

o)	Share-based payments

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity- settled share-based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of share-based compensation on the grant date to key management personnel and employees is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

The amount payable in respect of SARs, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date using the Black-Scholes option pricing model and is recorded at fair value.

14	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

p)	Income taxes

Income tax on the earnings or loss for the years presented comprises current and deferred tax. Income tax is recognized in earnings or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable earnings or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

q)	Mine operating earnings

Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion.

r)	Earnings (loss) from operations

Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses, other exploration expenses and general and administrative expenses.

s)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted EPS is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Consolidated Financial Statements	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

t)	Cash provided by (used in) operating activities before changes in working capital

Cash provided by (used in) operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new, revised or amended accounting standards effective January 1, 2015

i.	New, revised or amended standards adopted with no material impact on the Company’s consolidated financial statements.

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

•	IFRS 2 – Share-Based Payments;
•	IFRS 3 – Business Combinations;
•	IFRS 8 – Operating Segments;
•	IFRS 13 – Fair Value Measurement;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 18 – Revenue; and
•	IAS 24 – Related Party Disclosures.

ii.	New, revised or amended standards adopted with material impact on the Company’s consolidated financial statements.

There were no new standards applied for periods beginning on or after January 1, 2015 that have a material impact on the consolidated financial statements.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements. The standards and interpretations under evaluation are:

i.	New, revised or amended standards effective January 1, 2016.

•	IFRS 5 – Non-Current Assets Held For Sale and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 27 – Separate Financial Statements;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

16	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.	New, revised or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IFRS 16 – Leases

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

a)	Judgments

i.	Commercial Production

In order to declare commercial production, a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates and doré are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

ii.	Functional Currency

The functional currency for each of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the entity operates. If there is a change in events or conditions which determined the primary economic environment, the Company reevaluates the functional currency for each of the subsidiary impacted.

iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

The Company makes determinations whether development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Consolidated Financial Statements	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Estimates

i.	Revenue recognition

As is customary in the industry, revenue on provisionally priced sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is included in revenue.

ii.	Estimated material in the mineral reserves

The carrying amounts of the Company’s depletable mineral interests are depleted upon commencement of commercial production based on the UOP method over the estimated life of mine based on proven and probable reserves. Changes to estimates of material and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

iii.	Determination of Useful Lives

Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Should the grouping of these like assets change, depreciation charges may vary materially in the future.

iv.	Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive (loss) income.

18	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

v.	Reclamation provision and site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

vi.	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

vii.	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, concentrate inventories, ore stacked on leach pads and ore in process. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, contained metal content, recoverable metal content, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

viii.	Deferred stripping costs

Stripping costs incurred during the production phase of a mineral property that relate to reserves and resources that will be mined in a future period are capitalized. The Company makes estimates of the stripping activity over the life of the component of reserves and resources which will be made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. As at December 31, 2015 and December 31, 2014, the Company has no capitalized stripping costs relating to production phase stripping.

Consolidated Financial Statements	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ix.	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

x.	Business combinations

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of mineral reserves, potential mineral resources and exploration acquired;
•	Future operating costs and capital expenditures;
•	Discount rates to determine fair value of assets acquired; and
•	Future metal prices and long-term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

xi.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

There are no matters at December 31, 2015 that are expected to have a material effect on the consolidated financial statements of the Company.

6.	BUSINESS COMBINATIONS

a)	Acquisition of 100% interest in Rio Alto Mining Limited

On April 1, 2015, the Company completed the Plan of Arrangement (the “Arrangement”) with Rio Alto Mining Limited (“Rio Alto”) and has been accounted for as a business combination. Pursuant to the Arrangement and effective upon closing, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Arrangement, Tahoe issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe had 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe had authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options (the “Options”) held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued for total proceeds of CAD$21,210.

20	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Total consideration paid was based on the April 1, 2015 price of Tahoe Shares on the TSX of CAD$14.21 and a CAD to USD foreign exchange rate of 0.7929 and is comprised of the following:

	Number of	Number of
	Shares Issued	Shares Issuable	Fair Value
Tahoe Shares	75,991,381	-	$856,198
Options(1)	-	3,374,449	11,536
Cash	-	-	272
Total consideration	75,991,381	3,374,449	$868,006

(1)

The fair values of the Options were determined using the Black-Scholes option pricing model. The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD) of the Options are as follows:

Share price	$14.21
Exercise price	$6.13 – 23.13
Expected volatility	42.36% – 54.99%
Expected life (years)	0.08 – 4.55
Expected dividend yield	1.69%
Risk-free interest rate	0.49% – 0.57%
Fair value (CAD)	$0.49 – 7.98

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. Transaction costs incurred by the Tahoe relating to the acquisition were recognized in Q2 2015, upon closing of the Arrangement. As at the date of these consolidated financial statements, allocation of the purchase price has been finalized. Management determined the fair values of identifiable assets and liabilities assumed, measured the associated deferred income tax assets and liabilities, and determined the value of goodwill.

A final allocation of the purchase price is as follows:

Net assets acquired
Cash and cash equivalents	$61,713
Other current and non-current assets	75,774
Mineral interests(2)	1,011,269
Goodwill(1)(2)	57,468
Current liabilities	(94,592)
Warrant liability(3)	(5,837)
Reclamation and closure cost obligations	(20,099)
Other non-current liabilities and deferred gain on sale leaseback	(19,573)
Deferred income tax liabilities(2)	(198,117)
$868,006

(1)

Goodwill of $57,468 was recognized as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)

As a result of the finalization of the purchase price allocation, the fair value attributed to other current and non-current assets, mineral interests and reclamation and closure cost obligations decreased by $2,680, $8,737 and $1,746, respectively, while goodwill, deferred income tax liabilities and other non-current liabilities and deferred gain on sale leaseback increased by $12,356, $2,392 and $293, respectively, since June 30, 2015. These adjustments did not have a material impact on the Company’s net loss for the year.

Consolidated Financial Statements	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

(3)

The fair value of the warrant liability was determined using the Black-Scholes option pricing model. The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD) of the warrant liability are as follows:

Share price	$14.21
Exercise price	$10.55
Expected volatility	46.60%
Expected life (years)	0.03
Expected dividend yield	1.69%
Risk-free interest rate	0.49%
Fair value (CAD)	$3.66

The principal mining properties acquired are the 100% owned La Arena gold mine and the 100% owned Shahuindo gold project, an advanced-stage, oxide deposit located in northwestern Peru (note 22).

The revenues and net loss of Rio Alto since April 1, 2015, the acquisition date, included in these consolidated financial statements are $195,805 and ($144,733), respectively. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the year ended December 31, 2015 are $7,239.

Had the acquisition occurred on January 1, 2015, the total pro-forma consolidated revenues and net loss of the Company for the year ended December 31, 2015 would have been $263,567 and ($157,544), respectively.

The acquisition supports the Company’s growth strategy by adding an already operating mine, La Arena which, along with the development-stage Shahuindo project, will increase the sustainable production level, contribute to cash flows and diversify the Company’s operations in metals and geographic locations.

7.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2015	2014
Cash	$108,140	$79,830
Cash equivalents	527	526
	$108,667	$80,356

8.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2015	2014
Trade receivables	$17,239	$6,569
VAT receivable	23,935	919
Other	2,060	219
	$43,234	$7,707

9.	INVENTORIES

	December 31,	December 31,
	2015	2014
Supplies	$41,658	$29,851
Stockpile	2,230	1,539
Work in process	17,228	-
Finished goods	8,964	9,180
	$70,080	$40,570

22	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The cost of inventories recognized as an expense for the year ended December 31, 2015 was $320,310 (year ended December 31, 2014 - $170,636) and is included in total operating costs.

10.	MINERAL INTERESTS AND PLANT AND EQUIPMENT

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Acquired mineral interests(1)(2)(4)(5)	136,006	668,316	206,948	1,011,270
Additions	20,201	31,961	72,467	124,629
Disposals	-	-	(1,029)	(1,029)
Impairment	(99,000)	(121,000)	-	(220,000)
Change in reclamation provision	6,017	8,874	-	14,891
Balance at December 31, 2015	$615,011	$615,408	$596,077	$1,826,496
Accumulated Depreciation and Depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions	(44,211)	-	(40,734)	(84,945)
Disposals	-	-	954	954
Balance at December 31, 2015	$(70,160)	$-	$(81,824)	$(151,984)
Carrying Amount at December 31, 2015	$544,851	$615,408	$514,253	$1,674,512

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2014	$-	$566,766	$298,897	$865,663
Additions	14,269	65	19,270	33,604
Disposals	-	(127)	(476)	(603)
Transfers(3)	537,187	(539,447)	-	(2,260)
Change in reclamation provision	331	-	-	331
Balance at December 31, 2014	$551,787	$27,257	$317,691	$896,735
Accumulated Depreciation and Depletion
Balance at January 1, 2014	$-	$-	$(21,080)	$(21,080)
Additions	(25,382)	-	(21,706)	(47,088)
Disposals	-	-	175	175
Transfers	(567)	-	567	-
Balance at December 31, 2014	$(25,949)	$-	$(42,044)	$(67,993)
Carrying Amount at December 31, 2014	$525,838	$27,257	$275,647	$828,742

(1)	Mineral interest additions relating to the acquisition of Rio Alto on April 1, 2015.
(2)	Includes the reclamation provision related the La Arena mine of $20,099 as a result of the acquisition of Rio Alto on April 1, 2015 (notes 6,14).
(3)

In early January 2014, the commissioning of the Escobal mine was completed as operating levels intended by management were determined to have been reached. Accordingly, mineral interests were transferred from non-depletable to depletable mineral interests. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from concentrate sales and costs incurred during production have been included in net earnings and total comprehensive income effective January 1, 2014. Final settlement adjustments of $2,260 relating to concentrate sold prior to the commissioning of the Escobal mine have been offset against depletable mineral interests for the year ended December 31, 2014.

(4)	Non-depletable mineral interests acquired include the La Arena sulfide project, the Shahuindo project and other exploration projects.

Consolidated Financial Statements	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

(5)

Upon declaration of commercial production the carrying value of mineral interests associated with the Shahuindo project included in non-depletable mineral interests will be transferred to depletable mineral interests.

a)	Segmented mineral interests

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
		Non-	Plant &	December 31,	December 31,
	Depletable	Depletable	Equipment	2015	2014
Silver segment	$515,863	$27,264	$270,756	$813,883	$828,742
Gold segment(1)	28,988	588,144	243,497	860,629	-
Carrying Amount	$544,851	$615,408	$514,253	$1,674,512	$828,742

(1)	The Company’s 100% interest in the Shahuindo project is included in the Gold reportable operating segment.

b)	Impairment

The Company performs impairment testing annually for its goodwill at the end of the third quarter of each financial year, or when there are indicators of potential impairment. Testing is performed on mineral interests and other assets, including goodwill, to determine if the recoverable amount (fair value less costs of disposal (“FVLCD”)) of each cash generating unit (“CGU”) is greater than its carrying value. The recoverable amount of the CGUs is included within Level 3 of the fair value hierarchy (note 23). The Company identified four CGUs: Escobal (silver segment), La Arena oxides (gold segment), La Arena sulphides (gold segment) and Shahuindo (gold segment) for which it determined a FVLCD using a discounted cash flow (“DCF”) model.

In determining the pricing assumptions to use in the DCF models, the Company used a combination of long-term consensus prices and management’s best estimates as follows: Gold price: $1,200/ounce, silver price - $18.75/ounce, copper price $3.00/lb, Zinc price - $1.04/lb and lead price - $0.96/lb. Discount rates were determined using the market participant approach and were 7.00% for Escobal, La Arena oxides and Shahuindo. A rate of 8.75% was determined for the La Arena sulphide project. The rate used for Escobal, La Arena oxides and Shahuindo represents the lower risk associated with an operating mine compared with an exploration or development project. Using these assumptions among other quantitative and qualitative considerations, the Company determined that two CGUs were impaired by a total after-tax amount of approximately $153 million (pre-tax amount of $220 million) which is included in other operating expenses. The impairment charge was primarily driven by a decrease of approximately $100/oz in gold price from the date of acquisition.

Impairment by CGU at October 1, 2015 is as follows (in millions of USD):

	Opening				Ending
	Carrying	Fair	Pre-tax	After-tax	Carrying
	Value	Value	impairment	impairment	Value
La Arena oxides	328	229	99	69	229
Shahuindo	468	347	121	84	347
	$796	$576	$220	$153	$576

24	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		December 31,	December 31,
	Notes	2015	2014
Trade payables		$45,079	$11,609
Royalties payable		16,802	16,369
Accrued trade and other payables		20,047	8,779
Accrued payroll and related benefits		17,788	3,061
Share appreciation rights, current portion	18c	32	428
		$99,748	$40,246

12.	DEBT

	December 31,	December 31,
	2015	2014
Credit facility	$-	$50,000
Loan	35,000	-
Commitment fee	(2,175)	(2,175)
Accretion	2,175	1,979
	$35,000	$49,804

a)	Credit facility

On December 20, 2013, the Company reached an agreement with the lender to expand its original $50 million credit facility (the “Facility”) by an additional $25 million bearing interest at a rate per annum of the USD London Interbank Offered Rate plus a margin of 7.25% . The $25 million was drawn on January 2, 2014, and repaid upon maturity on September 3, 2014.

In July 2014, the Company amended the Facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remained per the original agreement. The original $50 million was repaid as scheduled on June 3, 2015.

During the year ended December 31, 2015, the Company paid commitment fees of $nil related to the Facility (year ended December 31, 2014: $925). The commitment fees were amortized over the life of the Facility, $196 of which was amortized during the year ended December 31, 2015 (year ended December 31, 2014: $1,250). In addition to the commitment fees, the Company paid other fees related to the Facility totaling $nil year ended December 31, 2015 (year ended December 31, 2014: $574).

b)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35,000 credit facility agreement (the “Loan”). The Loan had an original one-year term, maturing June 16, 2015 and bore interest at 30-day LIBOR plus 2.60% . The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine. Upon maturity, the loan was extended an additional nine months to March 16, 2016. All other terms remained per the original contract.

Consolidated Financial Statements	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

c)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is determined based on the Company’s consolidated net leverage ratio.

Transaction costs totaling $1,433 were capitalized as an asset and are being amortized over the term of the Revolving Facility. For the year ended December 31, 2015, $190 has been amortized.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $331 for the year ended December 31, 2015. The term for the Revolving Facility is 3 years. Proceeds from the loan may be used for general corporate purposes.

As at December 31, 2015, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

13.	LEASE OBLIGATIONS

	December 31,	December 31,
	2015	2014
Beginning balance	$-	$-
Additions(1)	20,016	-
Payments	(5,729)	-
Accrued interest	159	-
Foreign exchange gain	(584)	-
Ending balance	$13,862	$-

(1)	Additions include $19,340 related to a sale-leaseback transaction and $676 in other finance leases.

	December 31,	December 31,
	2015	2014
Current portion	$6,151	$-
Non-current portion	7,711	-
	$13,862	$-

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20,704 in exchange for cash, and a deferred gain of $622 was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20,704 for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1,154 in principal on the lease was immediately repaid. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

Concurrent with the sale-leaseback agreement, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23,600 at a fixed exchange rate of 2.96 Peruvian soles to one USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. At December 31, 2015, the Currency Swap had a fair value of $2,742 (note 23) and is included in other non-current liabilities. For the year ended December 31, 2015, an unrealized loss of $1,210 was recorded in the statement of operations.

26	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

14.	RECLAMATION PROVISION

	December 31,	December 31,
	2015	2014
Beginning balance	$3,529	$3,021
Accretion expense	1,003	177
Additions to reclamation provision(1)	28,975	-
Revisions in estimates and obligations	6,017	331
Ending balance	$39,524	$3,529

(1)	Additions to reclamation provision relate to the La Arena mine and the Shahuindo mine as a result of the acquisition of Rio Alto on April 1, 2015.

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligations arising from its activities to December 31, 2015 to be $39,524 (December 31, 2014: $3,529).

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

The present value of the combined future obligation has increased by $6,017 at December 31, 2015 (December 31, 2014: $331) as a result of the impact of the change in estimates in respect of mine life, estimated reclamation costs, discount and inflation rates.

a)	Escobal

For the Escobal mine, the present value of the future reclamation obligation assumes a discount rate of 6.60% (December 31, 2014: 5.77%), an inflation rate of 2.39% (December 31, 2014: 3.42%), an undiscounted amount to settle the obligation of $8,269 (December 31, 2014: $10,240), and the commencement of reclamation activities in approximately 18 years.

b)	La Arena

For the La Arena mine, fair value measurement of the future reclamation obligation on acquisition assumed a discount rate of 7.00%. At December 31, 2015, the present value of the future reclamation obligation assumes a discount rate of 4.69% (December 31, 2014: nil), an inflation rate of 2.72% (December 31, 2014: nil), an undiscounted amount to settle the obligation of $43,198 (December 31, 2014: $nil), and the commencement of post-closure reclamation activities in approximately 6 years.

On January 8, 2015, the Company posted a letter of credit, valid for one year, which at December 31, 2015 is in the amount of $12,153 as partial guarantee of the La Arena closure obligations as required by the Ministry of Energy and Mines.

Consolidated Financial Statements	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

c)	Shahuindo

At December 31, 2015, the present value of the future reclamation obligation assumes a discount rate of 5.08% (December 31, 2014: nil), an inflation rate of 2.72% (December 31, 2014: nil), an undiscounted amount to settle the obligation of $17,934 (December 31, 2014: $nil), and the commencement of post-closure reclamation activities in approximately 10 years.

15.	REVENUES

	Years Ended
	December 31,
	2015	2014
Silver	$285,971	$310,036
Gold	206,576	10,437
Lead	10,407	12,193
Zinc	16,767	17,599
	$519,721	$350,265

16.	PRODUCTION COSTS

	Years Ended
	December 31,
	2015	2014
Consumption of raw materials and consumables	$110,855	$72,886
Employee compensation and benefits	50,453	20,713
Contractors and outside services	54,314	19,165
Other expenses	11,075	16,679
Changes in inventory	14,964	(2,120)
	$241,661	$127,323

17.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years Ended
	December 31,
	2015	2014
Salaries and benefits	$14,383	$11,246
Share-based payments	6,017	5,912
Consulting and professional fees	3,299	3,296
Transaction costs	7,239	-
Administrative and other	8,313	11,499
	$39,251	$31,953

18.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share- based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options and the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition (“Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as the “Share Plan”).

28	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At December 31, 2015, the Company has the following share-based payment arrangements:

a)	Share Options

The Share Plan entitles key management personnel and employees to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at December 31, 2015 and December 31, 2014 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2014	$11.13	2,865,256
Granted	23.92	105,000
Exercised	8.32	(1,406,597)
Forfeited	16.34	(16,000)
Outstanding at December 31, 2014	14.49	1,547,659
Granted	12.97	4,561,579
Exercised	8.80	(1,561,218)
Forfeited	16.91	(264,000)
Expired	12.62	(215,563)
Outstanding at December 31, 2015	$14.92	4,068,457

The following table summarizes information about share options outstanding and exercisable at December 31, 2015 (exercise range and prices in CAD):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise		exercise	remaining		exercise	remaining
price range	Outstanding	price	life (years)	Exercisable	price	life (years)
$ 7.47-12.79	868,176	$10.21	1.75	868,176	$10.21	1.75
$12.80-14.93	721,591	$13.39	1.26	721,591	$13.39	1.26
$14.94-15.68	987,000	$15.68	4.27	-	$-	-
$15.69-16.43	800,616	$16.07	1.51	639,616	16.01	1.34
$16.44-23.68	691,074	$19.99	1.25	600,074	$19.85	0.90
	4,068,457	$14.92	2.14	2,829,457	$14.37	1.35

During the year ended December 31, 2015, 1,561,218 share options were exercised and the cash proceeds received were $11,081 (year ended December 31, 2014: 1,406,597 share options exercised for cash proceeds of $10,673).

During the year ended December 31, 2015, the Company recorded $2,331 of compensation expense relating to Share Options in general and administrative expenses (year ended December 31, 2014: $1,805).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

Consolidated Financial Statements	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at December 31, 2015 and December 31, 2014 is as follows:

Outstanding at January 1, 2014	181,334
Granted	213,000
Shares issued	(108,667)
Outstanding at December 31, 2014	285,667
Granted	219,000
Shares issued	(140,667)
Cancelled/forfeited	(14,000)
Outstanding at December 31, 2015	350,000

There were 219,000 DSAs granted during the year ended December 31, 2015, with a weighted average fair market value of CAD$15.68. Of the 219,000 DSAs granted, 45,000 had accelerated vesting terms with a vesting date of February 2016.

The 213,000 DSAs granted during the year ended December 31, 2014 had a weighted average fair market value of CAD$23.46. Of the 213,000 granted during the year, 210,000 vest according to the general DSA vesting terms. The remaining 3,000 DSAs were granted under special vesting terms whereby the first tranche is to vest eight months after grant date and the second and third tranches vesting annually thereafter in order to match the vesting schedule of the 210,000 DSAs granted earlier in the year.

During the year ended December 31, 2015, 140,667 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result, $2,938, was transferred to share capital from share based payments reserve (year ended December 31, 2014: 108,667 DSA’s vested and $2,186 was transferred to share capital).

During the year ended December 31, 2015, the Company recorded $3,078 of compensation expense relating to DSAs in general and administrative expenses (year ended December 31, 2014: $2,817).

30	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at December 31, 2015 and December 31, 2014.

The Company granted 52,500 RSAs during the year ended December 31, 2015 with a weighted average fair market value of CAD$16.79 (year ended December 31, 2014: 35,000 RSAs granted with a weighted average fair market value of CAD$24.03) for total compensation expense of $728 (year ended December 31, 2014: $774) which was recorded in general and administrative expenses.

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding at December 31, 2015 and December 31, 2014 is as follows:

Number of SARs
Outstanding at January 1, 2014	205,725
Issued	10,000
Exercised	(122,725)
Forfeited	(20,000)
Outstanding at December 31, 2014	73,000
Issued	30,000
Exercised	(60,000)
Outstanding at December 31, 2015	43,000

Exercisable at December 31, 2014	50,000
Exercisable at December 31, 2015	2,000

At December 31, 2015, vested SARs had a weighted average intrinsic value of CAD($5.36) per share (December 31, 2014: CAD$6.92) .

At December 31, 2015, the Company has recognized other current and long-term liabilities for SARs of $32 and $9, respectively (December 31, 2014: $428 and $21, respectively).

During the year ended December 31, 2015, the Company recorded ($120) of compensation expense relating to SARs in general and administrative expenses (year ended December 31, 2014: $515).

Consolidated Financial Statements	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about SARs outstanding and exercisable at December 31, 2015 (grant price range in CAD):

		Exercised/
Grant price range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	272,000	(260,000)	12,000	2,000
$13.35-16.57	65,000	(59,000)	6,000	-
$18.00-20.55	102,500	(77,500)	25,000	-
	439,500	(396,500)	43,000	2,000

d)	Inputs for measurement of fair values

The grant date fair values of Share Options are measured based on the Black-Scholes Model. There were 4,561,579 Share Options granted during the year ended December 31, 2015 (year ended December 31, 2014: 105,000) which include 3,374,449 replacement share options related to the acquisition of Rio Alto.

The weighted average inputs used and grant date fair values of Share Options granted during the year ended December 31, 2015 and 2014 are as follows:

	Years Ended
	December 31,
	2015	2014
Share price	$16.12	$24.11
Exercise price	$14.33	$23.92
Expected volatility(1)	48%	52%
Expected life (years)	2.04	3.60
Expected dividend yield	2.05%	-
Risk-free interest rate	0.50%	1.42%
Pre-vest forfeiture rate	1.14%	-
Fair value	$4.84	$9.55

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

The weighted average inputs used and grant date fair values of SARS granted during the years ended December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014
Share price	$9.89	$20.21
Exercise price	$10.30	$19.53
Expected volatility	52%	51%
Expected life (years)	5.00	5.00
Risk-free interest rate	0.68%	1.39%
Fair value	$4.29	$9.32

The fair value of SARs has been re-measured at December 31, 2015. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

32	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The weighted average inputs used in the re-measurement of the fair value (CAD$) of the SARs are as follows:

	December 31,	December 31,
	2015	2014
Share price	$11.97	$16.15
Exercise price	$18.34	$10.48
Expected volatility	51%	53%
Expected life (years)	3.41	1.69
Risk-free interest rate	0.62%	1.23%
Fair value	$3.09	$8.78

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

At December 31, 2015, there were 227, 401,681 common shares of the Company issued and outstanding (December 31, 2014: 147,664,671).

19.	INCOME TAX EXPENSE

	Years Ended
	December 31,
	2015	2014
Current income tax expense
Current period	$47,486	$26,650
Deferred tax benefit
Origination and reversal of temporary differences	(63,807)	(1,750)
Income tax (recovery) expense	$(16,321)	$24,900

a)	Income tax reconciliation

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Years Ended
	December 31,
	2015	2014
(Loss) earnings before income taxes	$(88,232)	$115,690
Statutory tax rate	26.00%	26.00%
Income tax (benefit) expense	(22,940)	30,079
Reconciling items:
Difference between statutory and foreign tax rates	(22,428)	(15,345)
Non-deductible share-based payments	1,509	(187)
Impact of foreign exchange on deferred
income tax assets and liabilities	10,699	-
Non-deductible expenses	2,457	6,365
Change in unrecognized deferred tax assets	13,824	3,973
Other	558	15
Income tax expense	$(16,321)	$24,900

Consolidated Financial Statements	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Effective January 1, 2014, the income tax rate in Guatemala increased from 6% to 7% of taxable revenues for entities in the optional simplified regime for income derived from lucrative activities. The Company has elected to be taxed under this regime.

b)	Deferred tax assets and liabilities

At December 31, 2015, the Company’s significant components of deferred income tax assets and deferred tax liabilities were as follows:

		December 31,		December 31,
		2015		2014
Deferred income tax assets	$		$
Unused non-capital losses		17,916		-
Reclamation and closure cost obligations		5,736		-
Inventories and receivables		2,376		2,044
		$26,028		$2,044
Deferred income tax liabilities
Mining interests		(157,096)		-
Other		(1,197)		-
		(158,293)		-

Net deferred income tax assets (liabilities)		(132,265)		2,044

The Company believes that it is probable that the results of future operations will generate sufficient revenue to realize the deferred income tax assets.

The Company’s deferred tax liability of $158,293 at December 31, 2015 is a result of the acquisition of Rio Alto. The Company did not have any deferred income tax liabilities at December 31, 2014. At December 31, 2015 and 2014, the $2,376 and $2,044 of deferred tax assets relating to inventories and receivables are not netted against the deferred tax liability.

c)	Tax losses and tax credits

As at December 31, 2015, the Company had $215,598 of tax losses (December 31, 2014: $68,126) for which $65,149 (December 31, 2014: $nil) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2016.

Deductible temporary differences at December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014
Tax losses and tax credits	$150,449	$68,126

Deductible temporary differences
Cumulative eligible capital	657	759
Financing costs	3,461	2,275
Unrealized capital losses	4,315	-
Mining interests	229	-
Reclamation and closure cost obligations	17,908	-
Deductible temporary difference	$177,019	$71,160

34	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

20.	(LOSS) EARNINGS PER SHARE

	Year ended December 31, 2015			Year ended December 31, 2014
		Weighted			Weighted
		average	Loss	Earnings	average	Earnings
	Loss for	shares	per	for the	shares	per
	the year	outstanding	share	year	outstanding	share
Basic EPS(1)	$(71,911)	207,810,941	$(0.35)	$90,790	147,405,379	$0.62
Effect of dilutive securities:
Share options	-	-	-	-	586,892	(0.01)
Diluted EPS	$(71,911)	207,810,941	$(0.35)	$90,790	147,992,271	$0.61

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 350,000 DSAs (year ended December 31, 2014: 285,667 DSAs).

At December 31, 2015, 4,068,457 Shares Options and 350,000 Share Awards were outstanding of which 4,068,457 and nil, respectively, were anti-dilutive (year ended December 31, 2014: 1,547,659 and 285,667, respectively) because the underlying exercise prices exceeded the average market price for the year ended December 31, 2015 of CAD$14.01 (year ended December 31, 2014: CAD$23.24).

During the year ended December 31, 2015, the Company declared and paid to its shareholders dividends of $0.02 per month per common share for total dividends of $49,717 (year ended December 31, 2014: $2,953).

For the period January 1, 2016 to March 9, 2016, the Company declared and paid dividends of $0.02 per common share for each of the months of January and February for total dividends paid of $9,099. As at March 9, 2016, the Company had not yet declared dividends for the month of March.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended
	December 31,
	2015	2014
Trade and other receivables	$(17,989)	$(5,201)
Inventories	7,674	(16,329)
Other current assets	2,794	(2,693)
Other non-current assets	(14,548)	(9,363)
Accounts payable, accrued liabilities, and other non-current liabilities	9,768	5,316
Changes in working capital	$(12,301)	$(28,270)

22.	SEGMENTED INFORMATION

The Company conducts its business in two reportable segments based on the primary metal produced: gold and silver. For both reportable segments, the principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests. Mineral interests, plant and equipment are situated in Guatemala and Peru, and silver revenues are generated by the Company’s Escobal mine in Guatemala and the gold revenues are generated at the La Arena mine in Peru. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada and Peru. The corporate office located in Reno, Nevada, USA, provides financial, human resources and technical support to the mining and exploration activities.

Consolidated Financial Statements	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Significant information relating to the Company’s reportable operating segments is summarized as follows:

	Silver segment		Gold segment		Total
	2015	2014	2015	2014	2015	2014
Mineral Interests	$813,883	$828,742	$860,629	$-	$1,674,512	$828,742
Goodwill	$-	$-	$57,468	$-	$57,468	$-
Total assets	$970,726	$975,628	$1,031,735	$-	$2,002,461	$975,628
Total liabilities	$35,759	$97,568	$302,671	$-	$338,430	$97,568

	Silver segment		Gold segment		Total
	2015	2014	2015	2014	2015	2014
Revenues	$323,916	$350,265	$195,805	$-	$519,721	$350,265
Production costs	$130,110	$127,323	$111,551	$-	$241,661	$127,323
Royalties	$13,240	$20,830	$-	$-	$13,240	$20,830
Depreciation and depletion	$47,594	$43,313	$31,055	$-	$78,649	$43,313
Mine operating earnings (loss)	$132,973	$158,799	$53,198	$-	$186,171	$158,799
Impairment	$-	$-	$220,000	$-	$220,000	$-
Earnings(loss) from operations	$95,069	$123,272	$(174,621)	$-	$(79,552)	$123,272
Net income tax expense	$22,781	$24,900	$(39,102)	$-	$(16,321)	$24,900
Net earnings(loss)	$72,822	$90,790	$(144,733)	$-	$(71,911)	$90,790

(1)	The Company’s 100% interest in the Shahuindo project is included in the Gold reportable operating segment.

	Silver segment		Gold segment		Total
	2015	2014	2015	2014	2015	2014
Capital expenditures	$34,728	$38,735	$105,163 $	-	$139,891	$38,735

The Company’s consolidated revenues from continuing operations for the year ended December 31, 2015 are disclosed in note 15.

The Company has contracts with a number of customers for its concentrate sales. For the year ended December 31, 2015, the Company’s top four concentrate customers account for 97% of revenues, (year ended December 31, 2014: top three customers accounted for 85% of revenues). The concentrate revenues by customer for the year ended December 31, 2015 are 40%, 23%, 18% and 16% (year ended December 31, 2014: 37%, 26% and 22%). During the year ended December 31, 2015 and 2014, no other customer accounted for more than 10% of concentrate sales.

The Company has one contract to sell gold doré from the gold segment and therefore 100% sales are accounted for by one customer.

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer for either concentrate or doré sales, would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the metals market.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, VAT and other non-current receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

36	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

•

Cash and cash equivalents, restricted cash, trade and other receivables, VAT and other non-current receivables and other financial assets are classified as loans and receivables and are measured at amortized cost;

•	Trade and other receivables, which are subject to provisional pricing adjustments, and currency swaps are measured at FVTPL; and
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 –	inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 –

inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 –	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At December 31, 2015, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

	December 31, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$544	$-	$-	$-	$-	$-
Provisionally priced trade receivables	-	17,239	-	-	-	-
Currency swap(2)	-	-	2,742	-	-	-
	$544	$17,239	$2,742	$-	$-	$-

(1)	Investments are included in other current assets
(2)	The currency swap is included in other non-current liabilities (note 13)

The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and debt approximate their fair value given the short term to maturity.

There were no transfers between Level 1, 2 or 3 during the year ended December 31, 2015.

Consolidated Financial Statements	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

24.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents.

The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and/or by requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.

The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2015, the Company deems this risk to be minimal and during the year-ended December 31, 2015, the Company signed a revolving credit facility agreement to further reduce this risk (note 12c).

The Company’s financial liabilities at December 31, 2015 include accounts payable and accrued liabilities and loan all of which are due within a year. The other non-current liabilities consist of the non-current portion of the SARs, currency swap and severance provisions relating to the Rio Alto acquisition.

The Company’s significant undiscounted commitments at December 31, 2015 are as follows:

	1 year	2-5 years	5+ years	Total
Accounts payable and accrued liabilities	$99,748	$-	$-	$99,748
Debt	35,000	-	-	35,000
Income tax payable	9,981	-	-	9,981
Lease and contractual agreements	7,972	1,505	-	9,477
Commitments to purchase equipment, services, materials and supplies	54,771	30,459	-	85,230
Other non-current liabilities	-	5,674	-	5,674
Reclamation provision	9	1,007	68,385	69,401
	$207,481	$38,645	$68,385	$314,511

38	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents, VAT receivable and accounts payable that are denominated in a currency other than the USD. To minimize risk, the Company’s cash is kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in USD. At December 31, 2015, the Company held substantially all cash in USD to minimize exchange rate risk.

Cash and cash equivalents held in foreign currencies, denominated in USD, are as follows:

	December 31,	December 31,
	2015	2014
Guatemalan quetzal	$777	$1,092
Peruvian sol	2,185	-
Canadian dollar	2,650	185
Other	87	96
	$5,699	$1,373

While most of the Company’s goods and services are contracted in USD, there is a portion contracted in other currencies (CAD, Guatemalan quetzals and Peruvian soles). The appreciation of these currencies against the USD can increase the costs the Company incurs while the depreciation of these currencies against the USD can decrease the costs the Company incurs. To mitigate this risk, the Company has entered into a currency swap agreement (note 13). At December 31, 2015, the Company has determined this risk to be low.

The Company recognized a foreign exchange loss of $4,530 year ended December 31, 2015 (year ended December 31, 2014: $906).

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2015, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, loan and finance leases. The weighted average interest rate paid by the Company during the year ended December 31, 2015 related to the credit facility was 6.29% (year ended December 31, 2014: 6.57%). At December 31, 2015, the Company has determined the interest rate risk to be low.

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. At December 31, 2015, the Company has determined that risk to the Company due to metals prices is at an acceptable level and have entered into no hedging contracts.

Consolidated Financial Statements	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The costs associated with operating and construction activities of the Company are subject to price risk as it relates to certain consumables including diesel fuel and power. The Company has determined these risks to be negligible at December 31, 2015.

25.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

		December 31,	December 31,
	Notes	2015	2014
Shareholders’ equity		$1,664,031	$878,060
Debt	12	35,000	49,804
Lease obligations	13	13,862	-
		1,712,893	927,864
Less: cash and cash equivalents	7	(108,667)	(80,356)
Less: restricted cash	7	(2,500)	-
		$1,601,726	$847,508

Upon maturity on June 3, 2015, the Company repaid the $50 million credit facility (note 12a).

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2014.

26.	RELATED PARTIES

a)	Related party transactions

During the year ended December 31, 2015, the Company’s related parties included its subsidiaries, Goldcorp Inc. (“Goldcorp”) a significant equity shareholder in the Company’s publicly traded shares, key management personnel, and Directors.

On June 30, 2015, the closing of a secondary offering of the Tahoe commons shares beneficially held by Goldcorp resulted in Goldcorp no longer owning any common shares of the Company. Goldcorp ceased being a related party at that date.

Transactions with subsidiaries, key management personnel, and Directors were conducted using normal commercial terms and were considered to be at arm’s length and are included in these consolidated financial statements.

b)	Key management personnel compensation

Key management includes those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers and senior management, receive bonuses and also participate in the Company’s Share Plan (note 18).

40	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Key management personnel compensation included in corporate and general administrative expenses is as follows:

	Years Ended
	December 31,
	2015	2014
Short-term employee benefits(1)	$10,397	$6,450
Share-based payments	5,473	4,814
	$15,870	$11,264

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

27.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

28.	EVENTS AFTER THE REPORTING PERIOD

a)	Business acquisition agreement

On February 8, 2016, the Company entered into a definitive agreement (the “Arrangement Agreement”) with Lake Shore Gold Corp. (“Lake Shore Gold”) whereby Tahoe will acquire all issued and outstanding common shares of Lake Shore Gold (the “Transaction”). Under the terms of the Arrangement Agreement, each issued and outstanding common share of Lake Shore Gold will be exchanged for 0.1467 of a Tahoe common share (the “Exchange Ratio”). Upon closing of the Arrangement, existing Tahoe and Lake Shore Gold shareholders will own approximately 73% and 27% of the combined company, respectively, on a fully diluted in-the-money basis.

Based on the closing price of the Company’s common shares on the TSX of CAD$11.66 on February 5, 2016, the offer implies consideration of CAD$1.71 per Lake Shore Gold common share which represents a premium of 14.8% to the closing price of Lake Shore Gold common shares of CAD$1.49 on the TSX on February 5, 2016 and a premium of 25.7% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 5, 2016. The implied equity value (assuming the conversion of in-the-money convertible debentures) is equal to CAD$945 million.

The boards of directors of each of the Company and Lake Shore Gold have approved the Transaction and determined that it is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors.

The completion of the Transaction is subject to the approval by at least 66.67% of the votes cast by shareholders of Lake Shore Gold at a special meeting scheduled for March 31, 2016. In accordance with the rules of the TSX, the issuance of Tahoe common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Tahoe voting at a meeting of Tahoe shareholders scheduled for March 31, 2016.

Consolidated Financial Statements	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

In addition to Lake Shore Gold shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. If approved, the Transaction is expected to close in early April 2016.

The Arrangement Agreement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a CAD$37.8 million termination fee payable to Tahoe under certain circumstances and a CAD$20 million termination fee payable to Lake Shore Gold under certain circumstances.

42	Tahoe Resources Inc.